SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

Commission File Number    0-13660

NOTIFICATION OF LATE FILING

(Check One):    [ ] Form 10-K    [  ] Form 11-K    [  ] Form 20-F    [X] Form 10-Q    [  ] Form N-SAR

For Period Ended:

March 31, 2007

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any              information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant

Seacoast Banking Corporation of Florida

Former name if applicable  ________________________________________________

Address of principal executive office (Street and number)

815 Colorado Avenue

City, State and zip code                 Stuart, FL 34994____________________________

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Seacoast Banking Corporation of Florida (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q”) by the prescribed date of May 10, 2007 without unreasonable effort or expense because the Company and its auditors did not complete the necessary reviews of the Company’s Form 10-Q.  The Company presently expects to file the Form 10-Q no later than May 15, 2007.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

               William R. Hahl

           (772)

        287-4000

                       (Name)                                                                     (Area code)       (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes  [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Seacoast Banking Corporation of Florida

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

May 10, 2007

By:

       /s/William R. Hahl

_____________

Name:

William R. Hahl

Title:

Chief Financial Officer